UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                             Star Computing Limited
        ----------------------------------------------------------------
        (Exact name of registrant as specified in its corporate charter)

Nevada                                  000-49692                     88-0504050
(State or other jurisdiction of   Commission File Number        (I.R.S. Employer
incorporation or organization)                               Identification No.)

                        5 Hutton Centre Drive, Suite 700
                          Santa Anna, California 92707
                  ---------------------------------------------
                    (Address of principal executive offices)

                                  714-708-4700
                           ---------------------------
                           (Issuer's Telephone Number)

                  Approximate Date of Mailing: February 5, 2004

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on February 3, 2004, of shares of $.001 par common stock ("Common Stock") of Star Computing Ltd., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 11,043,496 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Star Computing Ltd., a Nevada corporation (the "Company"), in connection with a special meeting held by the Board of Directors of the Company on February 3, 2004 approving the execution of a stock purchase agreement dated February 3, 2004 (the "Agreement") between the Company, and Larry S. Poland, an individual stockholder of the Company, who is also a director and former officer of the Company on the one hand, and Hi-Tech Environmental Products, LLC, a Nevada limited liability company d/b/a VitroCo ("Hi-Tech"), VitroCo Materials, LLC, a Nevada limited liability company ("VitroCo") and all of the shareholders of VitroTech Corporation, a Delaware corporation (collectively, the "VitroTech Shareholders") on the other hand, (also, the "Purchasers"). VitroCo is a materials technology company that mines, processes, conducts research and development, and markets and sells a family of non-toxic proprietary processing additives designed to improve performance and quality in a broad array of manufacturing applications. Hi-Tech is the producer of a processed mineral that enhances and optimizes the production and performance of a number of materials, including plastics, paints, and rubbers. Pursuant to the terms of the Agreement, the Company has issued shares of common stock to the Purchasers in exchange for their interests in VitroCo and VitroTech Corporation, and the Company's assumption of certain of the liabilities of VitroCo. The Company's board of directors and the managing member of Hi-Tech have each approved the Agreement.

Subject to the terms and conditions of the Agreement, each Purchaser has purchased from the Company, and the Company has issued shares of its common stock to each Purchaser as follows:

      (a) 15,000,000 shares to Hi-Tech in exchange for all of the membership interest in VitroCo; and

      (b) an aggregate of 14,875,000 shares to the VitroTech Shareholders, which is allocated among them as set forth in the Agreement in exchange for all of the common stock of VitroTech Corporation held by the VitroTech Shareholders.

As part of the consideration for the sale of the Company's shares as set forth above, the Company has assumed the liabilities of VitroCo set forth in Exhibit "B" in the Agreement.

The closing date for the Agreement was February 3, 2004, subject to the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company's stockholders of record. The 10-day Period is expected to conclude as of February 15, 2004.

Pursuant to the Agreement, the Company has issued approximately 29,875,000 of its common stock to the Purchasers. Under the terms of the Agreement, also referred to herein as the "Transaction," and subject to the 10-day Period, the Company will appoint certain of VitroCo's and VitroTech Corporation's management to the Company's Board of Directors. Concurrent with the closing, the Company's former officers resigned their positions and a new president, secretary and treasurer was appointed, one of the Company's directors tendered her resignation and the Company redeemed and cancelled approximately 6,043,496 shares of its common stock belonging to the outgoing management and certain other shareholders in exchange for approximately $23,000. Upon the conclusion of the 10-day Period, the remaining director will resign and appoint a new director.

As a result of the Transaction, the Purchasers will own approximately 85.7% of the issued and outstanding shares of the Company's common stock. The Company hopes that the Transaction will increase the value of its common stock to its shareholders, although there is no guarantee that it will do so.

Changes in Executive Officers and a Majority of Directors

As part of the Transaction, following the conclusion of the 10-day Period, the following changes to the Company's directors and officers have occurred or will occur:

      o Mr. Larry S. Poland, the Company's former President and Treasurer will resign his position as a member of its Board of Directors.

      o Ms. Linda Horras, the Company's former Secretary and a member of its Board of Directors, resigned such positions effective February 3, 2004.

      o Mr. Jess Rae Booth was appointed as the Company's President, Chief Executive Officer and will be appointed as the Chairman of the Company's Board of Directors.

      o Mr. John Keller was appointed as the Company's Treasurer and Chief Financial Officer.

Information Regarding the Company

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Agreement will be contained in the Company's Current Report on Form 8-K, which is anticipated to be filed with the Commission regarding the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers for our fiscal years ended December 31, 2003 and 2002. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

=================================================================================================================
Name and Principal Position          Year       Annual       Bonus ($)         Other Annual            All Other
                                               Salary ($)                     Compensation ($)       Compensation
-----------------------------------------------------------------------------------------------------------------
Larry S. Poland - president,         2003         None          None               None                  None
treasurer                            2002         None          None               None                  None
-----------------------------------------------------------------------------------------------------------------
Linda Horras - secretary             2003         None          None               None                  None
                                     2002         None          None               None                  None
=================================================================================================================

Compensation of Directors. Our current directors are also our employees and receive no extra compensation for their service on our board of directors.

Stock Option Grants. No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2003.

Exercises of Stock Options and Year-End Option Values. No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2003.

Outstanding Stock Options. The Company has no stock option plan in place, nor has the Company granted any stock options or have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

Compensation  of  Directors.   The  Company's  directors  do  not  receive  cash
compensation for their services as directors or members of committees of the board.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of February 3, 2004 (immediately preceding the closing of the Transaction), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

=================================================================================================================
   Title of Class              Name of Beneficial Owner              Amount and Nature of        Percent of Class
                                                                       Beneficial Owner
-----------------------------------------------------------------------------------------------------------------
                       Larry S. Poland
Common Stock           16543 22nd & Pacific Coast Highway,       4,029,000 shares, president,         36.5%
                       Suite 100                                           director
                       Sunset Beach, California 90742
-----------------------------------------------------------------------------------------------------------------
                       Linda Horras
Common Stock           16543 22nd & Pacific Coast Highway,           no shares, secretary,              0%
                       Suite 100                                           director
                       Sunset Beach, California 90742
-----------------------------------------------------------------------------------------------------------------
                       Flexgene Corp.
Common Stock           The Mill Mall, Barkers                          2,014,500 shares               18.2%
                       P.O. Box 62
                       Roadtown, Tortola, BVI
-----------------------------------------------------------------------------------------------------------------
Common Stock           All directors and named executive               4,029,000 shares               36.5%
                       officers as a group
=================================================================================================================

The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of February 4, 2004 (immediately following the closing of the Transaction), subject to the conclusion of the 10-day Period, and taking into effect the issuance of the purchased shares, by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

================================================================================================================
   Title of Class                    Name and Address                     Amount and Nature of        Percent of
                                    of Beneficial Owner                     Beneficial Owner            Class
----------------------------------------------------------------------------------------------------------------
Common Stock           Larry S. Poland                                                                 0.0007%
                       16543 22nd & Pacific Coast Highway, Suite 100         24,787 shares
                       Sunset Beach, California 90742                 former officer and director

----------------------------------------------------------------------------------------------------------------
Common Stock           Linda Horras
                       16543 22nd & Pacific Coast Highway, Suite 100   no shares, former officer
                       Sunset Beach, California 90742                         and director
                                                                                                          0%
----------------------------------------------------------------------------------------------------------------
Common Stock           Flexgene Corp.
                       The Mill Mall, Barkers                                14,500 shares             0.0004%
                       P.O. Box 62
                       Roadtown, Tortola, BVI

----------------------------------------------------------------------------------------------------------------
Common Stock           Jess Rae Booth (1)                                   2,962,372 shares
                       5 Hutton Centre Drive, Suite 700                 chief executive officer,         8.5%
                       Santa Ana, California 92707                        president, director

----------------------------------------------------------------------------------------------------------------
Common Stock           John Keller (2)                                       466,220 shares              1.3%
                       5 Hutton Centre Drive, Suite 700                treasurer, chief financial
                       Santa Ana, California 92707                              officer

----------------------------------------------------------------------------------------------------------------
Common Stock           Alex Kabatoff                                            0 shares                0.00%
                       5 Hutton Centre Drive, Suite 700                  chief operating oficer
                       Santa Ana, California 92707

----------------------------------------------------------------------------------------------------------------
Common Stock           Hi-Tech Environmental Products, LLC                 15,000,000 shares            43.0%
                       5 Hutton Centre Drive, Suite 700
                       Santa Ana, California 92707

----------------------------------------------------------------------------------------------------------------
Common Stock           Elgin Investment, LLC                               13,000,000 shares            37.27%
                       8501 Wilshire Blvd. Suite 220
                       Beverly Hills, CA 90211

----------------------------------------------------------------------------------------------------------------
Common Stock           All officers and directors as a group(2)             3,428,592 shares             9.8%

================================================================================================================

(1) Mr. Booth owns approximately 19.74% of Hi-Tech, which was issued 15,000,000 shares of the Company's common stock pursuant to the Agreement, making his indirect beneficial ownership equal to 2,962,372 shares.

(2) Mr. Keller owns approximately 2.69% of Hi-Tech, which was issued 15,000,000 shares of the Company's common stock pursuant to the Agreement, making his indirect beneficial ownership equal to 403,720 shares. In addition, pursuant to the Agreement Mr. Keller was issued 62,500 shares of the Company's common stock.

      Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that, after the closing of the Transaction, there will be certain changes in the composition of directors and executive officers. Please also see "Introduction - Changes in Executive Officers and Majority of Directors," above.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company: Current Executive Officers and Directors

================================================================================
Name                              Age     Position
--------------------------------------------------------------------------------
Larry S. Poland                   47      President, Treasurer and Director
--------------------------------------------------------------------------------
Linda Horras                      41      Secretary, Director
================================================================================

Proposed Executive Officers and Board of Directors after the Conclusion of the 10-day Period

================================================================================
Name                            Age      Position
--------------------------------------------------------------------------------
Jess Rae Booth                   62      President, Chief Executive Officer,
                                         Chairman of the Board of Directors
--------------------------------------------------------------------------------
John Keller                      54      Treasurer, Chief Financial Officer
================================================================================

Jess Rae Booth - President, Chief Executive Officer, Chairman of the Board of Directors. Mr. Booth founded Hi-Tech in 1997, and was its acting Chairman and Chief Exective Officer until the present. Mr. Booth brought Hi-Tech from start-up to full commercialization. In recognition of the strategic importance of the Company, and the need to establish a consistent corporate culture of Hi-Tech, Mr. Booth resigned from Hi-Tech and will lead the Company. In addition to his experience with Hi-Tech, Mr. Booth brings over thirty years of operations, finance, and senior management experience to the Company. Prior to founding Hi-Tech, Mr. Booth built several companies that employed over 125 people and enjoyed sales in excess of $130MM. Mr. Booth has extensive experience in real estate construction and land development with excavation and earthmoving. Mr. Booth has not been an officer or director of any other reporting company.

John Keller - Treasurer & Chief Financial Officer

Mr. Keller is currently an owner of Hi-Tech and the Company, and has served as Chief Financial Officer for Hi-Tech since March 2000. Prior to joining Hi-Tech, from February 1999 to February 2000, Mr. Keller served as Chief Financial Officer of Riviera Electric, an electrical contracting company. From June 1997 to January 1999, he was Chief Financial Officer of TC Construction, an underground contracting company. Mr. Keller received a BS in Accounting from San Diego State University in 1975.

There is no family relationship between any of our former officers or directors and our proposed officers and director. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Committees. The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

Meetings of the Board of Directors. The Board did not hold any meetings during the fiscal year ended December 31, 2003 or through the current date. However, during such year, the Board of Directors took action by Unanimous Written Consent on one separate occasion, which was to approve a 4.029:1 forward split of our common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2003, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company.

                               LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        STAR COMPUTING LTD.


                                        By: /s/ Jess Rae Booth
                                           -------------------------------------
                                           Jess Rae Booth
                                           Its: President and
                                                Chief Executive Officer